SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                               GSI Commerce, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    37937A107
                           --------------------------
                                 (CUSIP Number)

                            David M. Apostolico, Esq.
                      Interactive Technology Holdings, LLC
                              3411 Silverside Road
                          Bancroft Building, Suite 205C
                              Wilmington, DE 19810
                                  302-478-9357
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2003
                    ----------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. []

              Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)
________________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  37937A107              13D                         Page 2 of 13 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                     Interactive Technology Holdings, LLC

         2. Check the Appropriate Box if a Member of a Group*         (a) [ ]
                                                                      (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF; OO

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization
                 Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power         18,738,496(1)(2)

                            9. Sole Dispositive Power       -0-

                           10.  Shared Dispositive Power   11,097,900(1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                             18,738,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      45.3% (1)(2)

        14. Type of Reporting Person* OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------
Explanation of Responses:

(1) Includes warrants to purchase 300,000 shares of the common stock, par value $0.01 per share (the "Common Stock"), of GSI Commerce, Inc. (the "Company"), which warrants are exercisable at $6.00 per share at any time on or before July 19, 2006.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                    13D                   Page 3 of 13 Pages

         1. Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only) QK Holdings, Inc.

         2. Check the Appropriate Box if a Member of a Group*        (a) [ ]
                                                                     (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization
                Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          18,738,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     11,097,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              18,738,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      45.3% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



___________________________


Explanation of Responses:

(1) Includes warrants to purchase 300,000 shares of Common Stock, which warrants are exercisable at $6.00 per share at any time on or before July 19, 2006.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                        13D               Page 4 of 13 Pages

          1. Names of Reporting Persons
             I.R.S. Identification Nos. of above persons (entities only)
               QVC, Inc.

          2. Check the Appropriate Box if a Member of a Group*       (a) [ ]
                                                                     (b) [X]

          3. SEC Use Only

          4. Source of Funds* WC

          5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

          6. Citizenship or Place of Organization
                Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          18,738,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     11,097,900 (1)


         11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              18,738,496 (1)(2)

         12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

         13. Percent of Class Represented by Amount in Row (11)     45.3% (1)(2)

         14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




____________________________

Explanation of Responses:

(1) Includes warrants to purchase 300,000 shares of Common Stock, which warrants are exercisable at $6.00 per share at any time on or before July 19, 2006.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                    13D                  Page 5 of 13 Pages

         1. Names of Reporting Persons
            I.R.S. Identification Nos. of above persons (entities only)
                     Comcast QVC, Inc.

         2. Check the Appropriate Box if a Member of a Group*      (a) [ ]
                                                                   (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization
                Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          18,738,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     11,097,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               18,738,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      45.3% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


___________________________

Explanation of Responses:

(1) Includes warrants to purchase 300,000 shares of Common Stock, which warrants are exercisable at $6.00 per share at any time on or before July 19, 2006.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                       13D               Page 6 of 13 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                     Comcast Programming Holdings, Inc.

         2. Check the Appropriate Box if a Member of a Group*       (a) [ ]
                                                                    (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization
                Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          18,738,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     11,097,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               18,738,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)   45.3% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

_________________________

Explanation of Responses:

(1) Includes warrants to purchase 300,000 shares of Common Stock, which warrants are exercisable at $6.00 per share at any time on or before July 19, 2006.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                         13D             Page 7 of 13 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                Comcast Holdings Corporation (f/k/a Comcast Corporation)

         2. Check the Appropriate Box if a Member of a Group*       (a) [ ]
                                                                    (b) [X]

         3. SEC Use Only

         4. Source of Funds* AF

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization
                Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power         18,738,496 (1)(2)

                            9. Sole Dispositive Power      -0-

                           10. Shared Dispositive Power    11,097,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                              18,738,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)     45.3% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________


Explanation of Responses:

(1) Includes warrants to purchase 300,000 shares of Common Stock, which warrants are exercisable at $6.00 per share at any time on or before July 19, 2006.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

CUSIP No.  37937A107                       13D               Page 8 of 13 Pages

         1. Names of Reporting Persons
            I.R.S.   Identification   Nos.  of  above  persons  (entities  only)
                     Comcast Corporation (f/k/a AT&T Comcast Corporation)

         2. Check the Appropriate Box if a Member of a Group*      (a) [ ]
                                                                   (b) [X]

         3. SEC Use Only

         4. Source of Funds* WC

         5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) [ ]

         6. Citizenship or Place of Organization
                Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting                   7. Sole Voting Power            -0-
Person With

                            8. Shared Voting Power          18,738,496 (1)(2)

                            9. Sole Dispositive Power       -0-

                           10. Shared Dispositive Power     11,097,900 (1)


        11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                               18,738,496 (1)(2)

        12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

        13. Percent of Class Represented by Amount in Row (11)      45.3% (1)(2)

        14. Type of Reporting Person* CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



_________________________

Explanation of Responses:

(1) Includes warrants to purchase 300,000 shares of Common Stock, which warrants are exercisable at $6.00 per share at any time on or before July 19, 2006.

(2) Includes 7,640,596 shares of Common Stock beneficially owned by an unrelated party who has granted one of the Reporting Persons a right to vote all of the shares of Common Stock beneficially owned by such party, in the manner set forth in a voting agreement made between Interactive Technology Holdings, LLC and such unrelated party. The foregoing number of shares of Common Stock is based upon information with respect to such unrelated party represented by the Company in its Annual Report on Form 10-K for the fiscal year ended December 28, 2002, as supplemented by information represented by such unrelated party in a Form 4 dated May 9, 2003.

Introduction
------------

         This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed on September 22, 2000, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2000, Amendment No. 2 thereto filed on August 29, 2001 and Amendment No. 3 thereto filed on May 19, 2003 (as so amended, the "Original Filing"), on behalf of Interactive Technology Holdings, LLC, QK Holdings, Inc., QVC, Inc., Comcast QVC, Inc., Comcast Programming Holdings, Inc., Comcast Holdings Corporation (f/k/a Comcast Corporation) and Comcast Corporation (f/k/a AT&T Comcast Corporation). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing. References to "herein" and "hereof" are references to the Original Filing, as amended by this Amendment.

         The purpose of this Amendment is (1) to include among the number of shares of the common stock, par value $0.01 per share (the "Common Stock"), of GSI Commerce, Inc. (the "Company") beneficially owned by the Reporting Persons the 1,650,000 shares of Common Stock acquired by Interactive Technology Holdings, LLC ("Interactive") on July 25, 2003 pursuant to the Stock and Warrant Exchange Agreement, dated as of such date (the "Exchange Agreement"), between the Company and Interactive, and (2) to remove from the number of shares of the Company's Common Stock beneficially owned by the Reporting Persons the shares of Common Stock previously issuable upon exercise of certain warrants to purchase shares of the Company's Common Stock, which warrants were disposed of by Interactive pursuant to the Exchange Agreement in exchange for the shares of Common Stock issued to Interactive thereunder.

Item 1.  Security and Company.

         Not modified.

Item 2.  Identity and Background.

         Not modified.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Original Filing is hereby amended and supplemented to include the following:

         Interactive acquired the 1,650,000 shares of Common Stock pursuant to the Exchange Agreement in consideration for the disposition by Interactive of the following warrants to purchase shares of Common Stock, which warrants were previously issued by the Company to Interactive pursuant to the Purchase
Agreement: (i) warrant dated September 13, 2000 to purchase 900,000 shares of Common Stock for an exercise price of $10.00 per share at any time on or before September 12, 2005; (ii) warrant dated September 13, 2000 to purchase 720,000 shares of Common Stock for an exercise price of $8.15 per share at any time on or before September 12, 2005; (iii) warrant dated October 4, 2000 to purchase 1,600,000 shares of Common Stock for an exercise price of $10.00 per share at any time on or before October 3, 2005; and (iv) warrant dated October 4, 2000 to purchase 1,280,000 shares of Common Stock for an exercise price of $8.15 per share at any time on or before October 3, 2005.

Item 4.  Purpose of Transaction.

         Item 4 of the Original Filing is hereby amended and supplemented to include the following:

         Pursuant to the Exchange Agreement, at the closing held on July 25, 2003, Interactive acquired an additional 1,650,000 shares of Common Stock of the Company from the Company in exchange for the disposition by Interactive of warrants to purchase an aggregate of 4,500,000 shares of Common Stock of the Company, which warrants were exercisable at various exercise prices and over various periods of time.


                               Page 9 OF 9 Pages

         As a condition to the closing under the Exchange Agreement, the Company, Interactive, SOFTBANK and Rustic Canyon Ventures, L.P. (formerly known as TMCT Ventures, L.P.) entered into a Third Amendment to the Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, among those same parties (as amended, the "Registration Rights Agreement") in order to extend the demand and incidental registration rights granted by the Company to Interactive with respect to the Common Stock acquired by Interactive pursuant to the Purchase Agreement and the 2001 Purchase Agreement to the Common Stock acquired by Interactive pursuant to the Exchange Agreement.

Item 5.  Interest in Securities of the Company.

         Item 5 of the Original Filing is hereby amended by replacing the first paragraph in its entirety with the following:

         Based upon information represented by the Company in the Exchange Agreement as of July 18, 2003, and assuming exercise of all warrants to purchase Common Stock of which Interactive has beneficial ownership and all options to purchase Common Stock of which Rubin has beneficial ownership, as of July 18, 2003, the total number of shares of Common Stock outstanding was 41,343,763. Based upon such total number of shares of Common Stock, as of the date of filing of this Amendment, and assuming exercise of all warrants to purchase Common Stock of which Interactive has beneficial ownership and all options to purchase Common Stock of which Rubin has beneficial ownership, under Rule 13d-3, Interactive has dispositive power over 11,097,900 shares of Common Stock constituting approximately 26.8% of the outstanding shares of Common Stock and shares voting power over 18,738,496 shares of Common Stock constituting approximately 45.3% of the outstanding shares of Common Stock. By virtue of the relationship among the Reporting Persons (see Item 2 herein), the Reporting Persons may be deemed to have shared voting and dispositive power of the shares of Common Stock of the Company beneficially owned by Interactive. In addition, Lawrence S. Smith, Co-Chief Financial Officer and Executive Vice President of Comcast Corporation, has sole dispositive and voting power over 1,000 shares of Common Stock constituting less than 1% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Item 6 of the Original Filing is hereby amended and supplemented to include the following:

         Interactive also entered into the Exchange Agreement and the Third Amendment to the Registration Rights Agreement, as described in Item 4.

Item 7.  Material Filed as Exhibits.

         10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

         10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).



                               Page 10 OF 10 Pages

         10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20,
                  2000).

         10.5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

         10.7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27,
                  2001).

         10.8. Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

         10.9. Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

         10.10. Amended and Restated Joint Filing Agreement, dated as of May 16, 2003, by and among the Reporting Persons (previously filed on May 19, 2003, as Exhibit 10.8 to the Original Filing).

         99.1. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).



                               Page 11 OF 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   July 29, 2003

INTERACTIVE TECHNOLOGY HOLDINGS, LLC
     By: QK Holdings, Inc., its Managing Member


     By:       /s/ David M. Apostolico
         --------------------------------------------
         Name:    David M. Apostolico
         Title:   President of QK Holdings, Inc.

QK HOLDINGS, INC.

By:       /s/ David M. Apostolico
   --------------------------------------------------
     Name:    David M. Apostolico
     Title:   President

QVC, INC.

By:       /s/ Neal S. Grabell
   --------------------------------------------------
     Name:    Neal S. Grabell
     Title:   General Counsel

COMCAST QVC, INC.


By:       /s/ Rosemarie S. Teta
   --------------------------------------------------
     Name:    Rosemarie S. Teta
     Title:   Vice President

COMCAST PROGRAMMING HOLDINGS, INC.


By:       /s/ Rosemarie S. Teta
   --------------------------------------------------
     Name:    Rosemarie S. Teta
     Title:   Vice President

COMCAST HOLDINGS CORPORATION


By:       /s/ Arthur R. Block
   --------------------------------------------------
     Name:    Arthur R. Block
     Title:   Senior Vice President


COMCAST CORPORATION


By:       /s/ Arthur R. Block
   --------------------------------------------------
     Name:    Arthur R. Block
     Title:   Senior Vice President




                               Page 12 OF 12 Pages

                                Index to Exhibits

10.1. Stock and Warrant Purchase Agreement, dated September 13, 2000, between Interactive Technology Holdings, LLC and Global Sports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.2. Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and among Global Sports, Inc. and the Holders Listed on the Signature Pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.3. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and Michael G. Rubin (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.4. Voting Agreement, dated as of September 13, 2000, between Interactive Technology Holdings, LLC and SOFTBANK Capital Partners L.P., and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to
         Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on September 20, 2000).

10.5. Stock Purchase Agreement, dated as of July 20, 2001, among Interactive Technology Holdings, LLC, Global Sports, Inc. and Michael G. Rubin (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.6. Second Amendment to Second Amended and Restated Registration Rights Agreement made as of July 20, 2001 by and among Global Sports, Inc. and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to
         Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.7. Letter Agreement, dated July 20, 2001, among Global Sports, Inc., Interactive Technology Holdings, LLC, Michael G. Rubin, SOFTBANK Capital Partners L.P. and SOFTBANK Capital Advisors Fund L.P. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

10.8. Stock and Warrant Exchange Agreement, dated as of July 25, 2003, between Interactive Technology Holdings, LLC and GSI Commerce, Inc. (f/k/a Global Sports, Inc.) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on July 29,
         2003).

10.9. Third Amendment to Second Amended and Restated Registration Rights Agreement made as of July 25, 2003 by and among GSI Commerce, Inc. (f/k/a Global Sports, Inc.) and the Holders Listed on the Signature Pages to the Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed on July 29, 2003).

10.10. Amended and Restated Joint Filing Agreement, dated as of May 16, 2003, by and among the Reporting Persons (previously filed on May 19, 2003, as Exhibit 10.8 to the Original Filing).

99.1. Amended and Restated Executive Officers and Directors of the Reporting Persons (filed herewith).



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